SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )1

TASEKO MINES LTD.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

87651106
(CUSIP Number)

Geologic Resource Partners, LLC
535 Boylston Street, Top Floor
Boston, MA 02116
Attn: Julie Siegel
Tel: (617) 849-8922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87651106

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geologic Resource Partners, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,607,974 Shares*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,607,974 Shares*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,607,974 Shares*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.14%**
14.		TYPE OF REPORTING PERSON OO

*	Represents shares held as of April 13, 2015.
**
Percentage is calculated using as the numerator, the number of shares of Common Stock held by Geologic Resource Partners, LLC as of April 13, 2015, and as the denominator, 221,808,638 shares of common stock represented as outstanding by the Issuer as of December 31, 2015.

CUSIP NO. 87651106

SCHEDULE 13D

Item 1.       Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Shares (the “Common Shares”), of Taseko Mines Ltd. (the “Issuer”).  The principal executive offices of the Issuer are at 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H1.

Item 2.     Identity and Background.

(a)  This Schedule 13D is being filed on behalf of Geologic Resource Partners, LLC, a Delaware limited liability company ("GRP LLC").  GRP LLC serves as the General Partner of each of  Geologic Resource Fund LP, a Delaware limited partnership ("GRF LP") and Geologic Resource Opportunities Fund LP, a Delaware Limited Partnership ("GRO LP") and Investment Manager of each of Geologic Resource Opportunities Fund, Ltd, a Cayman Islands exempted company ("GRO Ltd") and Geologic Resource Fund, Ltd, a Cayman Islands exempted company ("GRF Ltd", together with GRF LP, GRO LP and GRO Ltd, the "Funds"). GRI Holdings LLC, a Colorado limited liability company ("GRI") serves as the Manager and a member of GRP LLC.  Mr. George R. Ireland ("Mr. Ireland" and together with the Funds and GRI, the "Reporting Persons"), a United States citizen serves as the principal and sole member of GRI, the Chief Investment Officer of GRP LLC and the portfolio manager of the Funds.

(b)  The address of the principal business office of the Reporting Person is 535 Boylston Street, Top Floor, Boston, MA 02116.

(c)   GRP LLC is principally engaged in the business of acting as the General Partner of each of GRF LP and GRO LP and Investment Manager of each of GRO Ltd and GRF Ltd.  GRI is principally engaged in the business of acting as the Manager of GRP LLC.  The principal occupation of Mr. Ireland is that of the Chief Investment Officer of GRP LLC.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, during the last five years, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Ireland is a United States Citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

The securities that are the subject of this filing were acquired by the Reporting Persons in the ordinary course of business in the open market.  The source for the funds for purchases of shares is the working capital of the Funds, received from capital contributions made to the Funds by their respective partners for investment purposes.

Name	Date	Price Per Share	Number of Shares Purchased*
GRP LLC	2/27/14	$2.2022	390,677
GRP LLC	3/3/14	$2.2200	4,200
GRP LLC	3/10/14	$2.2183	37,200
GRP LLC	3/11/14	$2.1939	322,700
GRP LLC	3/12/14	$2.1488	119,400
GRP LLC	3/13/14	$2.1583	64,200
GRP LLC	3/14/14	$2.1712	42,000
GRP LLC	3/17/14	$2.1584	100,000
GRP LLC	3/18/14	$2.1664	43,200
GRP LLC	3/19/14	$2.1621	250,000
GRP LLC	3/20/14	$2.1683	250,000
GRP LLC	3/21/14	$2.2168	250,000
GRP LLC	3/24/14	$2.1615	70,523
GRP LLC	3/25/14	$2.1906	125,000
GRP LLC	3/26/14	$2.1600	75,000
GRP LLC	3/27/14	$2.1700	50,000
GRP LLC	3/28/14	$2.1766	75,000
GRP LLC	3/31/14	$2.1893	25,000
GRP LLC	4/1/14	$2.1780	25,000
GRP LLC	4/2/14	$2.2111	80,000
GRP LLC	11/5/14	$1.3848	251,657
GRP LLC	11/6/14	$1.4162	297,500
GRP LLC	11/7/14	$1.4990	358,600
GRP LLC	11/10/14	$1.5799	184,308
GRP LLC	11/11/14	$1.6293	110,550
GRP LLC	11/13/14	$1.5270	75,000
GRP LLC	11/14/14	$1.5500	4,600
GRP LLC	11/18/14	$1.5500	5,000
GRP LLC	11/19/14	$1.5482	31,300
GRP LLC	11/26/14	$1.5350	61,200
GRP LLC	11/28/14	$1.5300	50,000
GRP LLC	12/18/14	$1.1565	250,000
GRP LLC	12/23/14	$1.0993	206,500
GRP LLC	12/24/14	$1.1064	43,500
GRP LLC	12/30/14	$1.1021	678,259

* Securities reported above as purchased by GRP LLC were purchased on behalf of the Funds.

CUSIP NO. 87651106

Item 4.     Purpose of Transaction.

The shares of Common Stock covered by this filing were acquired for investment purposes.  On April 2, 2014, Mr. Ireland was appointed to the Board of Directors (the “Board”) of the Issuer.   In his capacity as a director and, through the Funds he manages, as significant stockholders of the Issuer, Mr. Ireland intends to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. In addition, the Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer.  On the dates set out in Item 3, the Funds purchased additional shares in the open market.  The Reporting Persons will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following:  (a) the Issuer's business, operations, assets, financial condition, results of operations and prospects; (b) market, general economic and other conditions; (c) current and anticipated future trading prices of the securities of the Issuer;  (d) other investment and business opportunities available to the Reporting Persons; (e) tax considerations and other factors.  In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may decide (but have no present intention) to (i) dispose of some or all of the shares of the Issuer that they beneficially own or (ii) acquire additional shares of the Issuer or other securities of the Issuer.

Except as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in:  (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) and (b)  As of April 2, 2014, the Reporting Persons collectively owned an aggregate of 11,000,000 shares of Common Stock or approximately 5.68% of the outstanding Common Stock of the Issuer.  As of April 2, 2014 (i) GRF LP owned 3,222,168 or 1.66%; (ii) GRO LP owned 277,572 or .14%, (iii) GRO Ltd owned 4,120,206 or 2.13% and (iv) GRF Ltd. owed 3,380,054 or 1.74%.

As of December 30, 2014, the Reporting Persons collectively own an aggregate of 13,607,974 shares, or approximately 6.14% of the outstanding Common Stock of the Issuer.  As of December 31, 2014 (i) GRF LP owned 4,114,402 or 1.85%; (ii) GRO LP owned 301,881 or .14%, (iii) GRO Ltd owned 6,425,878 or 2.9% and (iv) GRF Ltd. owed 2,765,813 or 1.25%.

GRI, as the Manager and a Member of GRP, LLC, indirectly beneficially owns the securities held by the Funds and GRO LP.

Mr. Ireland, as the Manager and Member of GRI, LLC may be deemed to indirectly beneficially owns the securities held by the Funds, GRP LLC and GRI.

Each of the Funds act by and through GRP, LLC in its capacity as either General Partner or Investment Manager.  GRP LLC acts by and through is Manager, GRI.  GRI acts by and through its Manager, Mr. Ireland.

    (c)           Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement and April 2, 2014.

    (d)           Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

    (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.              Material to be Filed as Exhibits.

Not Applicable.
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2015

GEOLOGIC RESOURCE PARTNERS, LLC

By:	/s/ George R. Ireland
Name: George R. Ireland Title: Chief Investment Officer